Exhibit (d)(1)(e)
Appendix A
This Agreement applies to the following Portfolios of the Hirtle Callaghan Trust:
1.	The Institutional Value Equity Portfolio

2.	The Institutional Growth Equity Portfolio

3.	The Institutional Small Capitalization Equity Portfolio

4.	The Institutional International Equity Portfolio

5.	The Emerging Markets Portfolio

6.	The Real Estate Securities Portfolio
August 11, 2008